FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person

    Rare Medium Group,  Inc.
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       (Last)                      (First)                    (Middle)

    565 Fifth Avenue
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                                  (Street)

New York                          New York                      10017
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)
    May 14, 2001
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
    232368845
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4.  Issuer Name and Ticker or Trading Symbol
    Motient Corporation (MTNT)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    ( X) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
     X  Form filed by One Reporting Person
   ----
        Form filed by More than One Reporting Person
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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|

Common Stock               0(1)            N/A


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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

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2. Date Exercisable and Expiration Date (Month/Day/Year)

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         Date Exercisable                            Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

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               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security

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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:

(1) Pursuant to the Voting Agreements, dated as of May 14, 2001 (collectively the "Voting Agreements"), between Rare Medium Group, Inc. ("Rare") and Baron Capital Partners, L.P., ("Baron"), Rare and Hughes Electronics Corporation ("Hughes"), and Rare and Motorola, Inc. ("Motorola") (Baron, Hughes and Motorola are referred to collectively as the "Motient Parties"), each of the Motient Parties have agreed to vote all shares of Common Stock of Motient Corporation ("Motient"), to which each had a right to vote, in favor of the transactions contemplated by the agreement and plan of merger, dated as of May 14, 2001, by and among Motient, a wholly owned subsidiary of Motient and Rare. The aggregate number of shares of the Motient Common Stock that Rare may be deemed to share the power to vote or to direct the vote of is 14,008,998, which constitutes approximately 28% of the 49,663,602 shares of Motient Common Stock outstanding as of May 7, 2001, as disclosed in Motient's Quarterly Report on Form 10-Q dated May 15, 2001 for the quarter ended March 31, 2001. Rare disclaims beneficial ownership of such shares of Motient Common Stock. Rare does not have, nor does it share, the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in such shares of Motient Common Stock.

     /s/ Robert C. Lewis                             May 23, 2001
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   **  SIGNATURE OF REPORTING PERSON                      DATE
       Signed on behalf of Rare Medium Group, Inc. by
       Robert C. Lewis, Senior Vice President and
       General Counsel of Rare Medium Group, Inc.

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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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